OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
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                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         October 26, 2005                FACSIMILE: 212.451.2222

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United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            RE:  LYNCH CORPORATION
                 AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-2/A

Ladies and Gentlemen:

            We  have  acted  as  counsel  to  Lynch   Corporation,   an  Indiana
corporation (the  "Company"),  in connection with the filing of its registration statement  on Form S-2 (File No.  333-126335)  (the  "Registration  Statement"),
relating to an aggregate of 538,676 shares, par value $0.01 per share,  issuable upon the  exercise of  outstanding  subscription  rights,  as more  particularly described  in the  Registration  Statement  and the  prospectus  forming  a part thereof.

            Reference  is made to that  certain  Opinion of Counsel  included as
Exhibit 5 to the Registration Statement (the "Opinion of Counsel").  This letter is being provided in response to comment 15 of that certain Comment Letter dated
August 24, 2005 from the Securities and Exchange Commission,  and is intended to confirm that the reference in the Opinion of Counsel to the Business Corporation
Law of the State of  Indiana  includes  the  statutory  provisions  and also all
applicable   provisions  of  the  Indiana  Constitution  and  reported  judicial decisions interpreting these laws.

                        Very truly yours,

                        /s/ OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                        OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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